Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2022, THE 2023 FIRST A SHAREHOLDERS’ CLASS MEETING AND THE 2023 FIRST H SHAREHOLDERS’ CLASS MEETING,

PAYMENT OF THE FINAL DIVIDENDS,

APPOINTMENT OF DIRECTORS AND SUPERVISORS,

APPOINTMENT OF CHAIRMAN OF THE BOARD AND CHAIRMAN OF THE SUPERVISORY COMMITTEE

AND

CHANGE OF MEMBERS OF THE BOARD COMMITTEES

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) is pleased to announce that the annual general meeting of the Company for the year 2022 (the “AGM”), the 2023 First A Shareholders’ Class Meeting (“A Shareholders’ Class Meeting”) and the 2023 First H Shareholders’ Class Meeting (“H Shareholders’ Class Meeting”, together with AGM and A Shareholders’ Class Meeting, the “Meetings”) were held on 8 June 2023 and the resolutions set out below were duly passed.

The Board also wishes to notify the shareholders of the Company (the “Shareholders”) of details relating to the payment of the final dividends for the year ended 31 December 2022, appointment of Director and Supervisors, appointment of chairman of the Board and chairman of the Supervisory Committee and change of members of the Board committees of the Company (the “Board Committees”).

Reference is made to the circular of the Company dated 24 April 2023 in relation to the AGM and the H Shareholders’ Class Meeting (the “Circular”). Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that the Meetings were held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on 8 June 2023 by way of physical meeting.

The Meetings were convened by the Board and was chaired by Mr. Dai Houliang, Chairman of the Board. The Directors, Mr. Dai Houliang, Mr. Duan Liangwei, Mr. Huang Yongzhang, Mr. Xie Jun, Mr. Cai Jinyong and Mr. Jiang, Simon X. attended the Meetings. All Supervisors and the secretary to the Board attended the Meetings. Relevant members of the senior management of the Company also attended the Meetings. The Meetings were legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

1

Resolutions Passed at the AGM

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results are as follows:

Ordinary Resolutions			For		Against		Abstain
			Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the report of the board of directors of the Company (the “Board”) for the year 2022.	A Shares	152,920,391,400	99.661859	518,825,532	0.338131	15,401	0.000010
		H Shares	4,614,783,772	48.575720	4,863,462,212	51.193337	21,940,000	0.230943
		Total	157,535,175,172	96.683281	5,382,287,744	3.303244	21,955,401	0.013475
2.	To consider and approve the report of the supervisory committee of the Company for the year 2022.	A Shares	153,432,910,384	99.995880	6,306,549	0.004110	15,400	0.000010
		H Shares	9,441,599,684	99.383314	36,646,300	0.385743	21,940,000	0.230943
		Total	162,874,510,068	99.960164	42,952,849	0.026361	21,955,400	0.013475
3.	To consider and approve the resolution of financial report of the Company for the year 2022.	A Shares	153,432,910,985	99.995880	6,305,948	0.004110	15,400	0.000010
		H Shares	9,436,512,005	99.329761	41,733,979	0.439296	21,940,000	0.230943
		Total	162,869,422,990	99.957042	48,039,927	0.029483	21,955,400	0.013475
4.	To consider and approve the resolution of profit distribution scheme of the Company for the year 2022.	A Shares	153,438,813,833	99.999727	416,400	0.000272	2,100	0.000001
		H Shares	9,478,209,984	99.768678	36,000	0.000379	21,940,000	0.230943
		Total	162,917,023,817	99.986256	452,400	0.000278	21,942,100	0.013466
5.	To consider and approve the resolution regarding the authorization to the Board to determine the 2023 interim profit distribution scheme of the Company.	A Shares	153,438,726,033	99.999670	504,200	0.000329	2,100	0.000001
		H Shares	9,473,648,232	99.720661	4,597,752	0.048396	21,940,000	0.230943
		Total	162,912,374,265	99.983402	5,101,952	0.003132	21,942,100	0.013466
6.	To consider and approve the resolution regarding the guarantee scheme of the Company for the year 2023.	A Shares	152,906,341,993	99.652703	517,700,539	0.337397	15,189,801	0.009900
		H Shares	3,910,202,473	41.159220	5,561,268,032	58.538518	28,715,479	0.302262
		Total	156,816,544,466	96.242239	6,078,968,571	3.730815	43,905,280	0.026946
7.	To consider and approve the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors of the Company for the year 2023 and to authorize the Board to determine their remuneration.	A Shares	153,424,092,582	99.990133	15,124,350	0.009857	15,401	0.000010
		H Shares	8,908,996,782	93.777078	569,249,202	5.991979	21,940,000	0.230943
		Total	162,333,089,364	99.627881	584,373,552	0.358644	21,955,401	0.013475
8.	The resolution on the election of directors of the Company:		Cumulative Voting
			Number of votes cast			Percentage (%)
	8.1	To consider and approve the resolution of the election of Mr. Dai Houliang as a director of the Company;	160,510,867,995			98.509538
	8.2	To consider and approve the resolution of the election of Mr. Hou Qijun as a director of the Company;	162,169,819,129			99.527678
	8.3	To consider and approve the resolution of the election of Mr. Duan Liangwei as a director of the Company;	161,432,230,528			99.075001
	8.4	To consider and approve the resolution of the election of Mr. Huang Yongzhang as a director of the Company;	160,842,541,959			98.713094
	8.5	To consider and approve the resolution of the election of Mr. Ren Lixin as a director of the Company;	160,816,991,599			98.697414
	8.6	To consider and approve the resolution of the election of Mr. Xie Jun as a director of the Company.	160,724,209,214			98.640471

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9.	The resolution on the election of independent non-executive directors of the Company:		Cumulative Voting
			Number of votes cast			Percentage (%)
	9.1	To consider and approve the resolution of the election of Mr. Cai Jinyong as an independent non-executive director of the Company;	162,407,681,538			99.673660
	9.2	To consider and approve the resolution of the election of Mr. Jiang, Simon X. as an independent non-executive director of Company;	162,450,755,539			99.700095
	9.3	To consider and approve the resolution of the election of Mr. Zhang Laibin as an independent non-executive director of the Company;	162,684,154,036			99.843338
	9.4	To consider and approve the resolution of the election of Ms. Hung Lo Shan Lusan as an independent non-executive director of the Company;	162,636,251,925			99.813939
	9.5	To consider and approve the resolution of the election of Mr. Ho Kevin King Lun as an independent non-executive director of the Company.	162,684,154,037			99.843338
10.	The resolution on the election of supervisors of the Company:		Cumulative Voting
			Number of votes cast			Percentage (%)
	10.1	To consider and approve the resolution of the election of Mr. Cai Anhui as a supervisor of the Company;	162,660,092,260			99.828571
	10.2	To consider and approve the resolution of the election of Mr. Xie Haibing as a supervisor of the Company;	161,678,161,343			99.225935
	10.3	To consider and approve the resolution of the election of Ms. Zhao Ying as a supervisor of the Company;	162,655,982,390			99.826048
	10.4	To consider and approve the resolution of the election of Mr. Cai Yong as a supervisor of the Company;	161,678,101,342			99.225898
	10.5	To consider and approve the resolution of the election of Mr. Jiang Shangjun as a supervisor of the Company.	161,678,101,343			99.225898
Special Resolutions			For		Against		Abstain
			Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
11.	To consider and approve the grant of the general mandate to the Board for repurchasing shares.	A Shares	153,438,850,633	99.999751	379,600	0.000248	2,100	0.000001
		H Shares	9,409,374,635	99.044110	46,881,349	0.493478	43,930,000	0.462412
		Total	162,848,225,268	99.944033	47,260,949	0.029005	43,932,100	0.026962
12.	To consider and approve to unconditionally grant a general mandate to the Board to determine and deal with the issue of debt financing instruments of the Company with an outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and determine the terms and conditions of such issue.	A Shares	153,438,783,833	99.999708	433,100	0.000282	15,400	0.000010
		H Shares	9,478,209,984	99.768678	36,000	0.000379	21,940,000	0.230943
		Total	162,916,993,817	99.986238	469,100	0.000287	21,955,400	0.013475
13.	To consider and approve the resolution of the Rules of Procedures of the Board.	A Shares	153,438,800,633	99.999719	416,300	0.000271	15,400	0.000010
		H Shares	9,478,209,984	99.768678	36,000	0.000379	21,940,000	0.230943
		Total	162,917,010,617	99.986248	452,300	0.000277	21,955,400	0.013475

As more than half of the votes were cast in favor of the above resolutions numbered 1 to 10, those resolutions were duly passed as ordinary resolutions. As more than two-thirds of the votes were cast in favor of the above resolutions numbered 11 to 13, those resolutions were duly passed as special resolutions.

3

The Resolution Passed at the A Shareholders’ Class Meeting

At the A Shareholders’ Class Meeting, the following resolution was considered and approved by way of poll, and the poll results are as follows:

Special Resolution		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the grant of the general mandate to the board of directors of the Company for repurchasing shares.	153,438,850,633	99.999751	379,600	0.000248	2,100	0.000001

As more than two-thirds of the votes were cast in favor of the above resolution, the resolution was duly passed as a special resolution.

The Resolution Passed at the H Shareholders’ Class Meeting

At the H Shareholders’ Class Meeting, the following resolution was considered and approved by way of poll, and the poll results are as follows:

Special Resolution		For		Against		Abstain
		Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)	Number of votes cast	Percentage (%)
1.	To consider and approve the grant of the general mandate to the board of directors of the Company for repurchasing shares.	9,377,947,121	99.040937	46,881,349	0.495116	43,930,000	0.463947

As more than two-thirds of the votes were cast in favor of the above resolution, the resolution was duly passed as a special resolution.

As at the date of the Meetings, the total number of issued Shares was 183,020,977,818 (including 21,098,900,000 H Shares and 161,922,077,818 A Shares), which was the total number of Shares entitling the holders to attend and vote for or against or abstain from voting in respect of the resolutions at the Meetings. There were no Shares of the Company entitling the holders to attend and abstain from voting in favour of the resolutions at the Meetings as set out in Rule 13.40 of the Hong Kong Stock Exchange Listing Rules. No Shareholders were required under the Hong Kong Stock Exchange Listing Rules to abstain from voting on the resolutions at the Meetings. None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions at the Meetings. None of the Shareholders voted but are excluded from calculating the poll results of the Meetings.

Information on the Shareholders and proxies who attended and voted at the Meetings is as follows:

The AGM

Number of Shareholders and proxies who attended and voted at the AGM	307
of which: A Shares	302
H Shares	5
Total number of voting Shares held by such attending Shareholders and proxies	162,939,418,317
of which: A Shares	153,439,232,333
H Shares	9,500,185,984
Percentage of such voting Shares held by such attending Shareholders and proxies accounting for the total number of voting Shares	89.027728
of which: A Shares (%)	83.836965
H Shares (%)	5.190763

4

The A Shareholders’ Class Meeting

Number of A Shareholders and proxies who attended and voted at the A Shareholders’ Class Meeting	302
Total number of voting A Shares held by such attending A Shareholders and proxies	153,439,232,333
Percentage of such voting A Shares held by such attending A Shareholders and proxies accounting for the total number of voting A Shares (%)	94.761156

The H Shareholders’ Class Meeting

Number of H Shareholders and proxies who attended and voted at the H Shareholders’ Class Meeting	4
Total number of voting H Shares held by such attending H Shareholders and proxies	9,468,758,470
Percentage of such voting H Shares held by such attending H Shareholders and proxies accounting for the total number of voting H Shares (%)	44.877972

The poll results were subject to scrutiny by representatives of Shareholders, Cai Yong, Supervisor, Gao Yimin and Yang Qianqian of King & Wood Mallesons and Wang Mengtao of Computershare Hong Kong Investor Services Limited. Computershare Hong Kong Investor Services Limited acted as the scrutineer for the vote-counting.

Payment of the Final Dividends

The Board also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2022 as follows:

The Company will pay a final cash dividend of RMB0.22 (inclusive of applicable tax) per share for the year ended 31 December 2022 to Shareholders whose names appeared on the register of members of the Company at close of business on 27 June 2023 (the “Record Date”).

According to the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi. Dividends payable to holders of A Shares shall be paid in Renminbi; for the A Shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through China Securities Depository and Clearing Corporation Limited (“CSDC”). Dividends payable to the holders of H Shares listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”) shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link (《港股通H股股票現金紅利派發協議》) between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. Save for the H Shares under the Southbound Trading Link, dividends payable to the holders of H Shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends at the AGM, which is HK$1.00 to RMB0.90622. Accordingly, the amount of final dividends payable per H Share is HK$0.24277.

According to the Law on Corporate Income Tax of the People’s Republic of China (《中華人民共和國企業所得稅法》) and the relevant implementing rules which came into effect on 1 January 2008, amended on 24 February 2017 and 29 December 2018, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise Shareholders whose names appear on the register of members of H Shares of the Company. Any H Shares registered in the name of non-individual Shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise Shareholders and therefore will be subject to the withholding of the corporate income tax.

5

Should any holder of H Shares wish to change his/her/its shareholder status, please consult his/her/its agent or trust institution over the relevant procedures. The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information registered on the Company’s H share register of members on 27 June 2023.

According to the Notice on Issues Concerning the Collection and Management of Individual Income Tax after the Abolition of Guo Shui Fa [1993] No. 045 (《關於國稅發[1993]045號文件廢止後有關個人所得稅徵管問題的通知》 (Guo Shui Han [2011] No.348) (國稅函[2011]348 號) promulgated by the State General Administration of Taxation of the PRC, the Company is required to withhold and pay the individual income tax for its individual H Shareholders (“Individual H Shareholders”) and the Individual H Shareholders are entitled to certain tax preferential treatments according to the tax agreements between those countries where the Individual H Shareholders are residents and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the Individual H Shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%. For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties (SAT Circular [2019] No.35) (《關於發布<非居民納稅人享受協定待遇管理辦法>的公告》(國家稅務總局公告 2019 年第 35 號)). For Individual H Shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For Individual H Shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on the Record Date and will accordingly withhold and pay the individual income tax. If the country of domicile of an Individual H Shareholder is not the same as the Registered Address, the Individual H Shareholder shall notify the share registrar of the Company’s H Shares and provide relevant supporting documents on or before 4:30 p.m., 21 June 2023 (Address: Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Individual H Shareholder does not provide the relevant supporting documents to the share registrar of the Company’s H Shares within the time period stated above, the Company will determine the country of domicile of the Individual H Shareholders based on the recorded Registered Address on the Record Date.

The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the Shareholders or any disputes over the withholding and payment of tax.

In accordance with the Notice of Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No.81) (《財政部、國家稅務總局、證監會關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2014]81 號)) which became effective on 17 November 2014 and the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shenzhen and Hong Kong Stock Markets (Cai Shui [2016] No. 127) (《財政部、國家稅務總局、證監會關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》(財稅[2016]127 號)), which became effective on 5 December 2016, with regard to the dividends obtained by individual mainland investors from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC.

6

As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H Shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A Shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any Hong Kong investor who is tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon approval, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2022, the Company’s register of members of H Shares will be closed from 22 June 2023 to 27 June 2023 (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at or before 4:30 p.m. on 21 June 2023.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 28 July 2023 and will be dispatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

A Shareholders are advised to note that details of paying dividends to A Shareholders and relevant matters will be announced in due course after discussion between the Company and CSDC, Shanghai Branch.

Appointment of Directors and Supervisors

The Board is pleased to announce that Mr. Dai Houliang was elected as the chairman of the Board, Mr. Hou Qijun was elected as the vice chairman of the Board and a non-executive Director, Mr. Duan Liangwei was elected as a non-executive Director, Mr. Huang Yongzhang was elected as an executive Director, Mr. Ren Lixin was elected an executive Director, Mr. Xie Jun was elected as a non-executive Director, and each of Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lushan and Mr. Ho Kevin King Lun was elected as an independent non-executive Director with immediate effect. The biographical details of the above-mentioned Directors are as follows:

Mr. Dai Houliang, aged 59, is the chairman of the Board, the chairman of the board and the Party secretary of CNPC. Mr. Dai is a professor-level senior engineer with a doctorate degree, an alternate member of the 19th Central Committee of the Communist Party of China, a member of the 14th Session of the National Committee of the Chinese People’s Political Consultative Conference (“NC-CPPCC”), a member of the subcommittee of Human Resources and Environment and an academician of the Chinese Academy of Engineering. From December 1997, he successively served as deputy general manager of Yangzi Petrochemical Corporation, director, deputy general manager, vice chairman, general manager, chairman and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., deputy chief financial officer, vice president, director, senior vice president, chief financial officer, vice chairman, president and chairman of China Petroleum & Chemical Corporation. He served as a member of the Party committee of China Petrochemical Corporation in June 2008, the general manager, director, deputy Party secretary of China Petrochemical Corporation in May 2016, and the chairman of the board and the Party secretary of China Petrochemical Corporation in July 2018. Mr. Dai has been appointed as the chairman of the board and the Party secretary of CNPC since January 2020 and a Director and the chairman of the Board since March 2020.

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Mr. Hou Qijun, aged 56, is the vice chairman of the Board, a director, general manager and deputy Party secretary of CNPC. Mr. Hou is a professor-level senior engineer with a doctorate degree. From October 2002, Mr. Hou successively served as the director and deputy general manager of Daqing Oilfield Co., Ltd., the general manager and deputy Party secretary of Jilin Oilfield Branch, the Party secretary and deputy general manager of Natural Gas and Pipeline Branch, the director-general and deputy Party secretary of PetroChina Oil & Gas Control Centre, and the general manager of the planning department of CNPC and the Company. He was appointed as the deputy general manager of CNPC in March 2017 and concurrently served as the general manager and deputy Party secretary of the exploration and production branch of the Company in April 2017. Mr. Hou was appointed as the Director and vice president of the Company in June 2017 and the president of the Company in March 2019. He was appointed as director, the general manager and deputy Party secretary of China Oil & Gas Pipeline Network Corporation in October 2019. Mr. Hou has been appointed as a director, the general manager and deputy Party secretary of CNPC since July 2021 and a Director and vice chairman of the Board since October 2021.

Mr. Duan Liangwei, aged 55, is a Director, a director and deputy Party secretary and head office Party secretary of CNPC. Mr. Duan is a professor-level senior engineer with a doctorate degree. From February 2006, Mr. Duan successively served as the deputy general manager, safety director and member of the Party committee of Jilin Petrochemical Branch, the general manager and deputy Party secretary of Dagang Petrochemical Branch, the general manager and deputy Party secretary of Dalian Petrochemical Branch. He was appointed as deputy general manager of CNPC in March 2017 and safety director of CNPC in April 2017. Mr. Duan has been appointed as a Director since June 2017. He was appointed as a member of the Party committee of CNPC in September 2019. Mr. Duan was appointed as the president of the Company in March 2020. He has been appointed as a director and deputy Party secretary of CNPC since September 2020 and head office Party secretary of CNPC since October 2020.

Mr. Huang Yongzhang, aged 56, is a Director and the president of the Company, a member of the Party committee, deputy general manager and safety director of CNPC. Mr. Huang is a professor-level senior engineer with a doctorate degree. From June 2008, he successively served as the deputy general manager of CNPC International (Nile) Ltd., the deputy general manager and safety director of China Oil Exploration and Development Corporation, the executive deputy general manager and general manager of CNPC Middle East Corporation and senior deputy general manager and a member of the Party Committee of China National Oil and Gas Exploration and Development Corporation. He has been appointed as a member of the Party committee and deputy general manager of CNPC since April 2020, Director since September 2020, safety director of CNPC since February 2021 and the president of the Company since March 2021.

Mr. Ren Lixin, aged 55, is a Director and the senior vice president of the Company, a member of the Party committee and deputy general manager of CNPC. Mr. Ren is a professor-level senior engineer with a bachelor’s degree. From September 2005, Mr. Ren successively served as a member of the Party committee, the deputy general manager, the general manager, deputy Party secretary and safety director of Dushanzi Petrochemical Branch Company, the general manager and deputy Party secretary of the refinery and chemical branch of the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since June 2021. He has been appointed as the senior vice president of the Company since August 2021 and a Director since October 2021.

Mr. Xie Jun, aged 55, is a Director, a member of the Party committee and deputy general manager of CNPC and the director-general of CNPC Consulting Centre. Mr. Xie is a professor-level senior engineer with a bachelor’s degree. From August 2013, he served successively as a member of the Party committee, the deputy general manager, the executive deputy general manager, the Party secretary and general manager of Southwest Oil and Gas Field Branch, the general manager of the development and planning department of CNPC and the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since January 2022 and the director-general of CNPC Consulting Centre since March 2022. He has been appointed as a Director since June 2022.

Mr. Cai Jinyong, aged 64, is an independent non-executive Director and concurrently serves as a partner of Global Infrastructure Partners (GIP) and a board member of Aon Corporation. Mr. Cai received a bachelor’s degree in science from Peking University and a doctorate degree of economics from Boston University.

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Mr. Cai has over 30 years working experience in finance service industry, and he worked in TPG Group, World Bank Group, Goldman Sachs Group, Inc. and Morgan Stanley. Mr. Cai worked at the Central Europe Bureau of the World Bank and was responsible for energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was a team member which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman Sachs Group, Inc., where he was in charge of the PRC investment banking business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led infrastructure business in emerging economies at TPG. Mr. Cai has been appointed as an independent non-executive Director since June 2020.

Mr. Jiang, Simon X., aged 69, is an independent non-executive Director and has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. since April 2007. He is the chairman of Cyber City International Limited, a director of China Foundation for Disabled Persons, a senior associate at the Judge Business School of Cambridge University of England and a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and Ph.D. degree in economics from Cambridge University of England. Mr. Jiang has investment management experience. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management and has worked as a member of its Investment Committee till now. He was a member of the 11th and 12th Sessions of the NC-CPPCC, an independent director of China Oilfield Services Limited, Greenland Hong Kong Holdings Limited, Nokia Corporation and China Petroleum & Chemical Corporation. Mr. Jiang has been appointed as an independent non-executive Director since June 2020.

Mr. Zhang Laibin, aged 61, is a professor at China University of Petroleum and a doctoral supervisor. Mr. Zhang received a doctorate degree and is a member of the 14th session of the standing committee of NC-CPPCC, a member of the subcommittee for handing proposals of the CPPCC and an academician of the Chinese Academy of Engineering. From 1992, Mr. Zhang served successively as vice director, director and dean of the mechanical and electrical department at China University of Petroleum. Mr. Zhang was appointed as the deputy Party secretary of China University of Petroleum in 1998 and the vice principal of China University of Petroleum in 1999. Mr. Zhang served as the principal of China University of Petroleum from 2005 to 2021. Mr. Zhang was elected as an academician of the Chinese Academy of Engineering in 2021.

Ms. Hung Lo Shan Lusan, aged 56, is an executive director of Higuma Consulting Limited and an independent non-executive director of LH Group Limited and China Coal Energy Company Limited. Ms. Hung received a bachelor’s degree. From May 1990, she served successively as the deputy manager of tax department at Ernst & Young, a partner of tax department at Grant Thornton in Hong Kong and head of tax at Pacific Jade Tax Consultancy Limited, etc. Ms. Hung has been appointed as a director of Higuma Consulting Limited since May 2002, an independent non-executive director of LH Group Limited since May 2018 and an independent non-executive director of China Coal Energy Company Limited since March 2023.

Mr. Ho Kevin King Lun, aged 47, is a director of Macau Tai Fung Bank Company Limited, chairman of Macau Anzac Group Company Limited, director of Macau KNJ Investment and chairman of Macao Juvenile Venture International Group. Mr. Ho received a doctorate degree and a deputy of the 14th National People’s Congress. From March 2000, Mr. Ho served successively as senior executive at Hong Kong Cathay Pacific Airways Limited, director and general manager of Valeo Strategic Investments Company Limited and chairman of City Gourmet Company Limited. Mr. Ho has been appointed as a director of Macau Tai Fung Bank Company Limited since March 2008, the chairman of Macau Anzac Group Company Limited since August 2008, a director of Macau KNJ Investment since May 2012 and the chairman of Macao Juvenile Venture International Group since May 2017.

Save as disclosed above, as at the date of this announcement, none of the above-mentioned Director (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; or (iii) except for the fact that Ms. Hung Lo Shan Lusan holds 8,000 shares of the Company, has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

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Save as disclosed above, as at the date of this announcement, there is no information on any of the above-mentioned Directors that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Stock Exchange Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Jiao Fangzheng did not participate in the re-election of Directors due to adjustment of work arrangements. Ms. Elsie Leung Oi-sie and Mr. Tokuchi Tatsuhito did not participate in the re-election of Directors due to regulatory limitation on term of office. Mr. Jiao Fangzheng, Ms. Elsie Leung Oi-sie and Mr. Tokuchi Tatsuhito ceased to be Directors as at 8 June 2023. Mr. Jiao Fangzheng, Ms. Elsie Leung Oi-sie and Mr. Tokuchi Tatsuhito have confirmed that they had no disagreement with the Board and there are no other matters that should be brought to the attention of the Shareholders. The Board would like to express its sincere gratitude to Mr. Jiao Fangzheng, Ms. Elsie Leung Oi-sie and Mr. Tokuchi Tatsuhito for their contribution to the Company during their tenure of service as Director.

The Board further announces that each of Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, Mr. Cai Yong and Mr. Jiang Shangjun was elected as a Shareholder representative Supervisor with immediate effect. Ms. Liao Guoqin, Mr. Fu Bin, Mr. Li Zhanming and Mr. Jin Yanjiang were elected by the employees of the Company as the employee representative Supervisors with immediate effect. The terms of office of the above-mentioned employee representative Supervisors will be three years and they will not receive any remuneration from the Company in respect of their service as employee representative Supervisors. The biographical details of the above-mentioned Supervisors are as follows:

Mr. Cai Anhui, aged 53, is the Chairman of the Supervisory Committee, a member of the Party committee and the chief accountant of CNPC. Mr. Cai is a professor-level senior accountant, a professor-level senior engineer with a doctorate degree. From April 2004, he served successively as the chief financial officer of China Aluminum International Engineering Co., Ltd., the deputy general manager of China Aluminum International Technology Development Co., Ltd., Party secretary and the deputy general manager of Guiyang Aluminum & Magnesium Design Institute Co., Ltd., the executive director and the general manager of Chinalco Finance Company Limited, the Party secretary, the chairman of the board and the general manager of Chinalco Capital Holdings Co., Ltd. and an assistant to the general manager of Aluminum Corporation of China. Mr. Cai was appointed as a member of the Party committee and the chief accountant of China Energy Investment Corporation in December 2019. He has served as a member of the Party committee and the chief accountant of CNPC since March 2022 and been appointed as the chairman of the Supervisory Committee since June 2022.

Mr. Xie Haibing, aged 52, is a Supervisor, an assistant to the general manager of CNPC, the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited. Mr. Xie is a professor-level senior economist with a doctorate degree and a member of 14th Session of the Chinese People’s Political Consultative Conference in Beijing. From April 2009, Mr. Xie served successively as the director of information of Karamay City Commercial Bank, the director of information and the vice president of Bank of Kunlun Co., Ltd., the deputy general manager of the finance department of CNPC and the Company, the deputy head of the preparatory team of the Shared Service Center of CNPC, the general manager of CNPC Shared Operation Co. LTD and the general manager of the finance department of CNPC and the Company. He has served as the assistant to the general manager of CNPC, the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited since April 2021. He has been appointed as the Supervisor since June 2022.

Ms. Zhao Ying, aged 55, is a Supervisor, the general counsel and chief compliance officer of CNPC. Ms. Zhao is a professor-level senior economist with a bachelor’s degree. From April 2009, she successively served as the general counsel of China Oil Exploration and Development Corporation, the general counsel of PetroChina overseas exploration and development branch and PetroChina Natural Gas Exploration and Development Corporation, the deputy general manager of PetroChina Kazakhstan Company, the deputy general manager of PetroChina Middle Asia Company, the deputy general manager and the deputy secretary of the Party committee of China National Oil and Gas Exploration and Development Corporation, the general manager of the legal affairs department and the legal and enterprise reform department of CNPC and the Company. She has served as the general counsel of CNPC since March 2022, a Supervisor since June 2022 and the chief compliance officer of CNPC since December 2022.

Mr. Cai Yong, aged 48, is a Supervisor and the general manager of the finance department of CNPC. Mr. Cai is a senior economist with a master’s degree. From March 2016, he has successively served as the chief accountant of PetroChina Middle East Company, the general manager of the finance, tax and price department and the general manager of the funding department of CNPC and the Company. He has served as the general manager of the finance department of CNPC since April 2021 and been appointed as a Supervisor since June 2022.

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Mr. Jiang Shangjun, aged 58, is the general manager of the audit department of the Company, the general manager of the audit department of CNPC and the executive director of Auditing Service Centre Co., Ltd. Mr. Jiang is a senior economist with a master’s degree. From October 2000, Mr. Jiang served successively as the chief accountant, deputy general manager of Lanzhou PetroChina Branch, general manager of Northwestern Sales Branch, chairman of the board of Bank of Kunlun Co., Ltd., the general manager and vice chairman of the board of the CNPC Capital Corporation. Mr. Jiang has been appointed as the general manager of the audit department of CNPC and the Company and the executive director of Auditing Service Centre Co., Ltd since September 2022.

Ms. Liao Guoqin, aged 59, is the executive director of the Marketing Branch. Ms. Liao is a professor-level engineer with a doctorate degree. Since September 1999, she has successively served as a deputy general manager of Lanzhou Refining and Petrochemical Branch, the general manager of Lubricant Branch, a deputy general manager of PetroChina Fuel Oil Company Limited, a deputy general manager and the general manager of the Marketing Branch. She served as the executive director of the Marketing Branch in December 2022.

Mr. Fu Bin, aged 58, is a Supervisor, the executive director of Natural Gas Sales Branch, the general manager of Natural Gas and Pipeline Branch and an executive director and the chairman of Kunlun Energy Company Limited. Mr. Fu is a professor-level economist with a master’s degree. Since November 2003, Mr. Fu has successively served as the executive deputy general manager and general manager of China Marine Bunker (PetroChina) Co., Ltd., deputy general manager of Marketing Branch, general manager of Sichuan Marketing Branch, general manager of Marketing Branch. He served as the executive director of Natural Gas Sales Branch and the general manager of Natural Gas and Pipeline Branch in October 2020. He served as an executive director and the chairman of Kunlun Energy Company Limited in November 2020 and was appointed as a Supervisor in September 2022.

Mr. Li Zhanming, aged 50, the executive director of Changqing Oilfield Branch. Mr. Li is a professor-level economist with a master’s degree. Since December 2015, he has successively served as a deputy general manager, safety director, executive deputy general manager and the executive director of Qinghai Oilfield Branch and the general manager of Changqing Oilfield Branch. He was appointed as the executive director of Changqing Oilfield Branch in March 2023.

Mr. Jin Yanjiang, aged 57, is a Supervisor and the executive director of Jilin Petrochemical Branch. Mr. Jin is a professor-level engineer with a doctorate degree. Since August 2011, he has served as the deputy general manager, safety director of Jilin Petrochemical Branch, deputy general manager of Huabei Petrochemical Branch, executive director and general manager of PetroChina Yunnan Petrochemical Company Limited, and general manager of Jilin Petrochemical Branch. He served as the executive director of Jilin Petrochemical Branch in October 2020 and was appointed as a Supervisor in May 2022.

Save as disclosed above, as at the date of this announcement, none of the above-mentioned Supervisor (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial shareholder or controlling shareholder of the Company; or (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on any of the above-mentioned Supervisors that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Stock Exchange Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

Mr. Lan Jianbin and Mr. He Jiangchuan ceased to be employee representative Supervisor as at 8 June 2023. Mr. Lan Jianbin and Mr. He Jiangchuan have confirmed that they had no disagreement with the Board and the Supervisory Committee and there are no other matters that should be brought to the attention of the Shareholders. The Supervisory Committee would like to express its sincere gratitude to Mr. Lan Jianbin and Mr. He Jiangchuan for their contribution to the Company during their tenure of service as Supervisor.

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Appointment of Chairman of the Board and Chairman of the Supervisory Committee

The Board is pleased to announce that Mr. Dai Houliang was elected as chairman of the Board and Mr. Cai Anhui was elected as chairman of the Supervisory Committee.

Change of Members of the Board Committees

The Board is pleased to announce that, in consideration of the role and expertise of the Directors, the members of the Board Committees are as follows:

Nomination Committee: Mr. Dai Houliang as chairman, Mr. Cai Jinyong and Mr. Jiang, Simon X. as members;

Audit Committee: Mr. Hung Lo Shan Lusan as chairman, Mr. Duan Liangwei and Mr. Jiang, Simon X. as members;

Investment and Development Committee: Mr. Hou Qijun as chairman, Mr. Huang Yongzhang and Mr. Xie Jun as members;

Examination and Remuneration Committee: Mr. Cai Jinyong as chairman, Mr. Duan Liangwei and Mr. Ho Kevin King Lun as members; and

Sustainable Development Committee: Mr. Huang Yongzhang as chairman, Mr. Ren Lixin and Mr. Zhang Laibin as members.

By order of the Board

PetroChina Company Limited

Company Secretary

WANG Hua

Beijing, the PRC

8 June 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.

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